Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tau Lotus, Inc.
100 West Broadway, Suite 610
Long Beach , CA 90802
http://taulotus.com

Up to $1,234,998.00 in Class B Common Stock at $4.50
Minimum Target Amount: $14,998.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Tau Lotus, Inc.
Address: 100 West Broadway, Suite 610 , Long Beach , CA 90802
State of Incorporation: DE
Date Incorporated: June 19, 2018

Terms:

Equity

Offering Minimum: $14,998.50 | 3,333 shares of Class B Common Stock
Offering Maximum: $1,234,998.00 | 274,444 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $4.50
Minimum Investment Amount (per investor): $346.50

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.


Investment Incentives & Bonuses*


Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 8% bonus shares.

Early Bird Bonus

Invest within the second week and receive 5% bonus shares.

Amount-Based:

Tier 1

Invest $1,000+ and receive 2% bonus shares.

Tier 2

Invest $2,500+ and receive 5% bonus shares.

Tier 3

Invest $5,000+ and receive 6% bonus shares.

Tier 4

Invest $10,000+ and receive 7% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Tau Lotus, Inc. ("Tau Lotus" or the "Company") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $4.50/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $450. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Corporate Structure

Tau Lotus Inc. ("Tau Lotus" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. The Company is in the pre-revenue stage of development.

Tau Lotus Motors India Private Limited is a subsidiary of Tau Lotus Inc. Tau Lotus Motors India Private Limited is Tau Lotus Inc.'s only subsidiary as of today.

Tau Lotus owns the Wolfhound Motors brand. The E18 R model is our first product under our Wolfhound Motors brand. the 'E' stands for 'electric,' '18' signifies the 18KW peak power, and 'R' stands for 'Retro-sport.'

Company Overview

The central mission of Tau Lotus is to provide affordable mobility in an emission-free and sustainable way via the latest technology of electric engines, providing connectivity that fits the modern urban lifestyle. Below are some of the anticipated features we are working to include in later versions of our production units. Please note that these features are not a part of our current demonstration units, nor are they a part of the units that will be a part of our first launch-

- Dashboard displays (audio/video interface)

- Asset tracking via mobile app

- Bluetooth-integrated helmet

- VCU

- 4-way camera

- Keyless access

Our goal is to become a part of the renewable energy revolution. We aim to do this by enabling connectivity that facilitates convenience, vehicle security, and rider safety. We are designing our products to be in compliance with global environmental legislation (e.g. UN emissions statements and respective countries' alignment with said statements), allowing for future international growth beyond the launch market of ASEAN and South Asia. Our company's mission is to accomplish the following anticipated milestones:

- Provide an EV mobility solution.

- Digitally enhanced vehicle security and rider safety.

- Swappable battery technology.

- Fully integrated IOT services for mobility.

- Ergonomic and functional design for riders.

- Powerful and versatile motorcycle to equal and better traditional combustion engine motorcycles.

Business Model

Our business model is both B2C as well as B2B. We plan to generate revenue by selling electric vehicles and subscriptions to services and battery sharing. We plan to create additional revenue by selling spare parts and accessories as a part of the brand experience.

The Company is in the pre-revenue stage of development.

We are currently working on establishing battery-swapping stations in both the US and India to allow for further revenue generation.

USA Operations Explained

- NO engineering (product conceptualization, development, design, planning for certification, etc.) done in India.

- The required engineers will be hired in the USA.

- The only reason that we are starting in India is because there is a concentrated market for two-wheelers unlike anywhere else. On top of this, the electric vehicle market has not skyrocketed yet, so we saw a clear opportunity for market timing, ease of manufacturing, as well as potential future global growth with a foundation in the US.

- Operations involving, factory layout, flow, performance, Enterprise Resource Planning (ERP), IT & IS management, marketing strategy, employee management, distribution management, global sales management, infrastructure management, supply chain management, etc. are all based and managed in the USA by USA-based employees. Only the actualization of these plans for the creation of the parts will be done in an Indian manufacturing plant.

Competitors and Industry

South Asia traditional major brands: Hero/Ather, TVS/Ultraviolette, Bajaj/Chetak

International major brands: Yamaha/Gogoro, Honda, Piaggio, Kymco/22 Motors

India challenger brands: Ola, Okinawa, YoBykes, Revolt/SuperSoco, Oben

The majority of them are scooters part of the $23 billion market, top speed of 50kmph, a range of 50km. Low-powered motors are not an equal replacement for petrol-engine motorcycles.

Our Wolfhound Motors motorcycle is anticipated to have a top speed of 130kmph with a range of 200 km before needing to swap the battery and be able to continue your journey.

Other vehicles' payload is less than 150kg, ours is anticipated to be 280kg, offering the same flexibility to use the motorcycle for the same purposes as riders are used to today.

We are designing our vehicles to handle a higher gradient (uphill or downhill slope of terrain or road) at a full load than our competitors. When with a load, an uphill gradient can be a challenge for a vehicle, based on its torque, which causes the vehicle to draw more power. In the case of an electric vehicle, the level of gradient the vehicle is able to handle directly correlates to the strength of its power source. During a ride up an uphill gradient, most vehicles slow down and stall, which can cause the rider to unload some of the payloads to attempt to move the vehicle.

Other vehicles' gradient is less than 10% at a speed of less than 20kmph. Our vehicle is anticipated to have a gradient of 33% under full load at 45kmph. This means that if the slope is about 33 degrees uphill, the vehicle can perform with a full load at up to a

45kmph speed.

We believe that we will be one of the few vehicles to have mobile play with a Bluetooth-integrated helmet, a functionality that is a part of our prototype model.

Our prototype vehicle has a passenger safety four-way camera system built-in, including lighting when reversing.

Our prototype vehicle is set to include many more unique features including keyless access, asset tracking, audio/video interface etc.

Competitors:

Ola

Small-scale scooter was able to garner approx. $157.14M USD in its first two days of sales upon launching their S1 scooter.

Ultraviolette

A similar product's (Ultraviolette's F77 model) launch in November 2022 generated approximately 70,000 pre-sale reservations at approximately $4,600 per unit (subject to conversion), which is equivalent to approximately $322M USD.

Ultraviolette garnered this pre-sale interest after conducting promotional activities for the past 7 plus years, and not launching until November 24, 2022.

Ultraviolette's F77 model sold out of all 77 of its intial units within 2 hours of its first launch. Ultraviolette has also announced plans to expand its products into the Europen and North American markets.

We believe that Ultraviolette's ability to book this many pre-sale reservations and sell out as quickly as it did speaks to consumer's growing interest in electric motorcycles.

Market:

Our first product launch is targeting the 2-wheeler sector, a market valued at $51 Billion USD.

Based on internal analysis, some recent pre-launches of scooters have created bookings of over $150 million USD in just two days.

At a growth rate of over 130% over a year, not only is the EV market trending upwards, but so is the two-wheeler segment.

Current Stage and Roadmap

Current Landscape:

- Increasing gasoline prices

- Unaffordable for average household income. The typical Indian household earned in 2004 was 27,856 Rupees in 2004; half of all households earned less, and half earned more. As of December 2021, the average Indian household income was 883,010 Rupees, which is approximately $10,755.23 USD (as of March 30, 2023).

- Unreachable in rural sector. The standard distribution network of dealers, gas stations, power charging stations, etc. is not abundantly available in India (our first launch market). Additionally, awareness about product availability is minimal. Because the number of gas stations is minimal where a rider would need to travel to get gas filled, we believe a battery that a rider can charge at home provides a fitting solution to this issue in more rural areas.

- Government regulatory compliance to remove IC engine two-wheelers by 2030. These government regulations include the National Mission of Electric Mobility (enacted in March 2011), India's stated objectives at the Global Mobility Summit (held in September 2018), an Amendment to the revised Guidelines and Standards issued by India's Ministry of Power, pushes for "aggressive electrification of passenger vehicles" from various Indian policymakers, and the Indian government's statement that it intends to "grow electric vehicle (EV) sales in India to capture the markets of 30% of private cars, 70% of commercial vehicles and 80% of two and three-wheelers by 2030."

- Environmental and ecology contribution. Our mission is to develop sustainable renewable energy solutions in the mobility sector to reduce our customer's carbon footprint and use alternative energy resources.

- Underdeveloped technology platform in the two-wheeler sector

- Two-wheeler sales in India rose 9.02% from 2021 to 2022. Two-wheeler sales in India rose 9.02% year-on-year (YoY) from 931,654 units in September 2021 to 1,015,702 units in 2022. Please note that this figure includes non-EV vehicles.

Among EV manufacturers, Ola Electric recorded the highest number of two-wheeler sales at 9,432 units sold with a market share of 0.93%.

The FADA report showed that Ola was followed by Okinawa Autotech and Hero Electric with 8,172 and 7,880 units, respectively.

Solutions:

We anticipate that our EV will not just be driven by a Lithium battery system alone, as the battery is independent of the energy source that gives power to the motor, which drives the transmission. Our vision is to provide modular energy or an alternative source to drive mobility solutions, where we are hoping to eventually be able to adapt any energy that can power an electric motor.

Our goal is to also be environmentally accountable and responsible by recycling Lithium batteries after their lifetime, rather than leaving their disposal at the consumer's discretion, where they may or may not be recycled at all. We are not selling the battery, we are only selling the vehicle. We have also designed our product to provide our riders with a modular energy storage compartment, which could be fitted with alternative energy resources in the future and still maintain their electric mobility solution instead of sending their vehicles to the junkyard. Today, most Lithium battery vehicles are stuck with one energy resource, which requires a significant amount of alteration if a user runs out of Lithium to find another source or energy packet.

Please see below for a list of anticipated solutions we can provide once our prototype product meets the market:

- Long range with the uninterrupted journey with the help of swappable batteries

- Higher load carry transportation in EV two-wheeler segment

- Enhanced rider and user experience in regard to safety and security

- Envisioned our concept in 2018. Created the product specification and features by doing a market study of the most selling type of vehicles in the market.

- We are working on creating a replacement possibility in the market to make our entry and sustainability scalable and robust.

Regulations:

In 2017/2018 UN convention one of the objectives agreed upon by many countries was to replace the Internal Combustion Engines (ICE) by 2030 by a certain percentage. The majority percentage of the segment is related to the two-wheeler sector. Tau Lotus has created this solution as a possibile alternative to replace ICE vehicles.

We are developing this solution to provide alternative energy resources for mobility needs, and are aiming to be scalable at a global level. Our product must be tested against regulatory requirements (approximately 69 tests are identified), which gives tremendous presentation for robust scalable product.

Current Traction:

- We have done deep R&D into the product's functional requirements, developing approximately 69 testing requirements for product safety and reliability.

- Conducted several Finite Element Analysis (FEA) analyses for high-performing chassis frame, and swing arm for rider safety. And FEA is a mathematical approach used to generate predictions via simulations.

- Developed and detailed an efficient battery system

- Designed and integrated safety and security systems into vehicle for buyers' interest of investment

- Embedded "internet and other things" (IoT) and enabled monitoring metrics into the prototype product

- Integrated touchscreen dashboard with mobile phones and helmets in the prototype product

- Built mule/test vehicle. A mule is a raw parts assembly vehicle that is built for fit-check and functionality-check

Future Roadmap

- Currently building production-level prototype for an anticipated launch in 2023 2nd quarter

- We believe the immediate future of transportation is electric mobility.

- Two-wheelers alone are a $51 billion USD market, Tau Lotus is seeking to displace less than 1% by leveraging market demand and regulatory compulsion

- Current growth rate for the two-wheeled EVs is over 130% over a year

- Based on internal analysis, we anticipate that by 2030, in the Indian subcontinent, all gasoline-driven two-wheelers will be removed from the roads, and the whole market may soon be open for growth factor

- We have observed very few players in the market as of today but most of them with low range vehicles

- Regulatory compulsion by 2030 to have electric vehicles segment in two-wheelers

- Tau Lotus Inc is anticipating the launch of one of its 3 classes of motorcycles in 2023, our plan is to launch the remaining two versions over the next 2 years, each version should have 6 available colors

- After the first version of the motorcycle launch, we plan to introduce scooters and ATVs to the EV segment, and expand the product range to grow in the market, and continue developing the company

- Our product is not solely based on the Lithium Battery segment, our product is a modular product that adapts to any energy that drives an electric motor.

- Tau Lotus is completely accountable and responsible for ecology sustainability hence we keep the battery recycling asset under maximum control of company

-We do not have any patents at this time. While we may develop and patent new features, technology, etc. in the future, we currently do not have plans to file for any patents on our existing product.

The Team

Officers and Directors

Name: Vasu Ram Ayithi

Vasu Ram Ayithi 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director & President
  Dates of Service: March, 2018 - Present
  Responsibilities: Visionary for Tau Lotus Inc. primarily responsible for business and product. Currently serves as principal accounting officer, in collaboration with CMO Abraham Sarraf and a third-party CPA. Oversees budgets, staff, and executives. Evaluates the success of the company. Meets with Board Members and other executives to assess the direction of the Company while ensuring the Company's compliance with our stated mission. Oversees the operations of the Company while ensuring all goals are met based on the company's strategic plans. CEO currently does not receive a salary; CEO's equity is 5,397,500 Class A Common Stock. The Company plans on compensating the CEO either once the product is launched, or sufficient funds are raised. The Company plans to use a percentage of funds raised in this campaign towards employee salaries. Vasu currently spends 50-60 hours per week at Tau Lotus, and less than 10 hours a week at Phoenix Engineering, and considers his role at Tau Lotus to be his primary job.

Other business experience in the past three years:

- **Employer:** Phoenix Engineering Technologies
  Title: CEO
  Dates of Service: January, 2018 - Present
  Responsibilities: Providing business and engineering solutions in Aerospace, rail, and other domains.

Other business experience in the past three years:

- **Employer:** Vacco Industries Inc
  Title: VP of Engineering
  Dates of Service: January, 2021 - January, 2023
  Responsibilities: Internal research and development (IRD), technology development, design, testing and engineering of space and defense products for critical missions.

Other business experience in the past three years:

- **Employer:** Panasonic Avionics Corporation
  Title: Head of Network Operations & Engineering
  Dates of Service: May, 2018 - July, 2020
  Responsibilities: Lead the engineering organization of connectivity business for Panasonic Avionics Corporations (PAC). Responsible for Network Operations

such as Network Hardware & Software development, deployment across global network of aircrafts, managing and maintaining satellite capacity, ground infrastructure, lawful interception compliance requirements, and product upgrades. Worked with various countries' regulatory authorities, various satellite operators, and various airlines for service-related business strategies. Managed internal budgets and recruiting staff. Created the vision for product roadmaps while collaborating with counter-parts within PAC.

Name: Abraham Sarraf

Abraham Sarraf's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing & Sales Officer, Director
  Dates of Service: May, 2018 - Present
  Responsibilities: Responsible for the Sales and Marketing of the company. No salary; Equity: 3,102,500 Class A Common Stock ownership. Once the company begins to generate revenue, the Company plans to begin paying Abraham. Additionally, Abraham plans to assume a full-time employment role with Tau Lotus when the Company begins to generate revenue.

Other business experience in the past three years:

- **Employer:** Airworthy, Inc
  Title: VP Sales and Business Development
  Dates of Service: April, 2018 - Present
  Responsibilities: Head of Global Sales and new business

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electric vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing electric motorcycles. Our revenues are therefore dependent upon the market for electric motorcycles.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Tau Lotus, Inc was formed on 06/19/2018 Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tau Lotus, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that out productis a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Tau Lotus or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Tau Lotus could harm our reputation and materially negatively impact our financial condition and business.

The Chief Marketing and Sales Officer currently does not take a salary & splits their time between Tau Lotus & another position

Abraham Sarraf, the Chief Marketing and Sales Officer (CMO) of Tau Lotus, Inc. and VP Sales and Business Development of Airworthy, Inc., does not currently receive a salary for his work at Tau Lotus, Inc. and splits his time working as both CMO of Tau

Lotus, and VP Sales and Business Development at Airworthy. Abraham currently spends approximately 10-20 hours per week at Tau Lotus, and works full-time at Airworthy. Although Abraham Sarraf owns equity in Tau Lotus, there is some level of risk in investing in a company whose day-to-day operations are managed by 2 individuals who do not receive a salary and split their time. Once the company begins to generate revenue, the Company plans to begin paying Abraham. Additionally, Abraham plans to assume a full-time employment role with Tau Lotus when the Company begins to generate revenue.

The Chief Executive Officer currently splits their time between 2 businesses and does not take a salary

Vasu Ayithi, the Chief Executive Officer of Tau Lotus, Inc., does not currently receive a salary for his work at Tau Lotus, and splits his time between Tau Lotus and being the CEO of Phoenix Engineering Technologies. Although Vasu Ayithi owns equity in Tau Lotus, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary and splits their time between multiple jobs. Vasu currently spends 50-60 hours per week at Tau Lotus, and less than 10 hours a week at Phoenix Engineering, and considers his role at Tau Lotus to be his primary job. The Company plans on compensating the CEO either once the product is launched, or sufficient funds are raised. The Company plans to use a percentage of funds raised in this campaign towards employee salaries.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Vasu Ram Ayithi	5,397,500	Class A Common Stock	53.98%
Abraham Sarraf	3,102,500	Class A Common Stock	31.03%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 274,444 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 9,500,000 with a total of 8,542,500 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding does not include 957,500 shares to be issued pursuant to stock options, reserved but unissued.

Please see Exhibit F of the Offering Memorandum for a full list of rights for the Company's Class A Common Stock.

Dividends and Distributions

Any dividend or distribution on the Common Stock shall be payable only on the shares of Class A Common Stock, and no dividend for distribution shall be made on the shares of Class B Common Stock. In the case of dividends or distributions payable in shares of Common Stock of the Corporation, or options, warrants or rights to acquire shares of such Common Stock, or Securities convertible into or exchangeable for shares of such Common Stock, the shares, options, warrants, rights or Securities so payable shall be payable in shares of, or options, warrants or rights to acquire, or Securities convertible into or exchangeable for, Common Stock of the same class upon which the dividend or distribution is being paid.

Liquidation

In the event of the occurrence of a Liquidation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of

Class A Common Stock & Class B Common Stock shall be entitled to share pro rata (based on the number of shares of Common Stock held by each such holder), share and share alike, in the remaining net assets of the Corporation.

Class B Common Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Please see Exhibit F of the Offering Memorandum for a full list of rights for the Company's Class B Common Stock.

Dividends and Distributions

Any dividend or distribution on the Common Stock shall be payable only on the shares of Class A Common Stock, and no dividend for distribution shall be made on the shares of Class B Common Stock. In the case of dividends or distributions payable in shares of Common Stock of the Corporation, or options, warrants or rights to acquire shares of such Common Stock, or Securities convertible into or exchangeable for shares of such Common Stock, the shares, options, warrants, rights or Securities so payable shall be payable in shares of, or options, warrants or rights to acquire, or Securities convertible into or exchangeable for, Common Stock of the same class upon which the dividend or distribution is being paid.

Liquidation

In the event of the occurrence of a Liquidation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Class A Common Stock & Class B Common Stock shall be entitled to share pro rata (based on the number of shares of Common Stock held by each such holder), share and share alike, in the remaining net assets of the Corporation.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $0 compared to $0 in fiscal year 2022.

The company was under prodcut development stage, hence there were no revenues during these fiscal years.

Cost of sales

Cost of Sales for fiscal year 2021 was $0 compared to $0 in fiscal year 2022.

The compnay was spending time and money in developing product and prototype. there were no prodcuts to sell or costs associated with such.

Gross margins

Gross margins for fiscal year 2021 were $0 compared to $0 in fiscal year 2022.

There were zero product sales or revenues,and zero cost of goods for claculating gross margins. however we have Net Income / (Net Loss) of ($24,334) in FY 22 compared to FY 21 of ($39,878). This net income/(net loss) is due to prototype prodcut development costs, paid out to vendors

Expenses

Expenses for fiscal year 2021 were $39,878 compared to $24,334 in fiscal year 2022.

in FY 22, we moved out program stage from development to protoype stage, purchased some parts, paid out to vendors for thier fabrication services.

Historical results and cash flows:

The Company is currently in the growth; research and development, prototype development, pre-launching stage, and pre-revenue stage: pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the product is in the highest demand in the market (ref. with other recent similar product launches), and also placed with healthy gross margins. Past cash was primarily generated through founders' investment and equity investment into the company... Our goal is to pre-launch the product in May of 2023, this would open up an opportunity to pre-sale the product with planned booking amounts, which gives us good leverage of cash and orders outlook. This would present the deliverable demand with revenues and cash flows for each year. We are also planning to introduce three other versions of EVs for capturing various age groups and gender groups in the first three years. After the first product launch, the first year cash flow will be on a thin edge as company infrastructure development, operational costs, and cost of goods will tend to be going through a learning curve for future years to come. We believe the EV product that we are offering is in high demand for the market that we are launching.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2023, the Company has capital resources available in the form of cash on hand in the amount of $80,000. No other credit lines or loans have been explored as of today.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our company's operations and product release. These funds would help us accelerate our working capital for production and product development further.,

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has planned , 6.3% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately less than one month. This is based on a current monthly projected burn rate of 40,000 for expenses related to R&D, and prototyping.

This is based on a current monthly projected burn rate of 40,000 for expenses related to R&D, and prototyping.

The average burn rate is actually average, but not by month. As we have been developing the vehicle, there were payment milestones based on progress completion. Now we are in the process of monthly expenses as we moving to operations this year and we will need it for

1. Office space

2. Employee wages, benefits

3. Vendor payments

4. Marketing costs

5. Product development and testing etc

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of 68,000 for expenses related to salaries, R&D, marketing, and inventory.

Our projected monthly burn rate if the Company raises the max is roughly 68K/mo.

As of today, the only expense we had is development and prototype manufacturing expenses. Going forward if we hit the maximum funding goal, we will have the following expenses:

1. Office Space and utilities

2. Employee wages

3. Vendor Payments

4. Product development testing

5. Product Marketing Costs such as production units, equipment investments, working staff and technicians, tooling costs, factory establishment, etc.

All of these will be the driving factors to increase our burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including from product launch advance bookings, line of credits based on the booking sales.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Valuation

Pre-Money Valuation: $38,441,250.00

Valuation Details:

Tau Lotus, Inc. ("Tau Lotus" or the "Company") determined its pre-money valuation based on an analysis of the following factors:

Comparable EV Competitors in ASEAN Market:

1. Ola Electric

2. Ather

3. Ultraviolet

4. Hero

5. Bajaj

6. Honda

7. Oben

8. Okaya

9. TVS Suzuki

For some of these vehicle launches, pre-booking sales have been upwards of $300,000,000, with 100,000 vehicle order bookings.

1. Ather (Ather Energy) launched its first vehicle in June 2018 and by 2023 they are selling 100,000 a month

2. Oben launched its motorcycle Rorr in March 2022, they have booked prebookings of 17,000 for delivery in 2023.

3. Ola Electric launched its first vehicle on Aug 15th, 2022, selling 27,000 vehicles per month as of March 2023

4. Ultraviolet launched its first vehicle in Nov 2023, selling 15,000 to 50,000 vehicles per year target

Based on internal calculations, Tau Lotus is projected to attract approximately 20,000 vehicles cumulative over 3 years forecast, after the launch session. Please see below for a projections breakdown for the future three (3) years:

<u>In year 2023</u>: we plan to launch the product in the month of May

Pre-booking will open and deliveries will be scheduled in the year of 2024

Year 2024 : Projections only

Revenues / Sales projection: $13,106,750

COGS proejction : $11,793,425

Net Revenue: $1,31,325

Operating Expense projection: $5,868,650

Net income / (Net Loss) : ($11,986,793)

Year 2025 : Projections only

Revenues / Sales projection: $49,593,017

COGS proejction : $26,604,461

Net Revenue: $22,988,556

Operating Expense projection: $7,255,870

Net income / (Net Loss) : $8,123,773

Year 2026 : Proejctions only

Revenues / Sales projection: $66,140,955

COGS proejction : $31,925,353

Net Revenue: $34,215,602

Operating Expense projection: $7,955,394

Net income / (Net Loss) : $17,995,704

In summary:

Adding the present value of the discounted cash flows for the three years together gives us a total present value of $104,238,673.

Finally, we divide this value by the expected equity stake of the investor after funding (i.e., the post-money valuation), which is assumed to be 75% in this case.

- Post-money valuation = Pre-money valuation + Investment

- 75% * Post-money valuation = $104,238,673

- Post-money valuation = $138,985,564

- Pre-money valuation = Post-money valuation - Investment

- Pre-money valuation = $138,985,564 - $100,000,000

- Pre-money valuation = $38,985,564

Therefore, the pre-money valuation in Year 2023 is approximately $38.4 million.

Value of IP and Sweat Equity:

IP- The Company considers its product roadmap, scoping the product with market study, product specifications, product design, development, test plans, and engineering data, and developing a technological product to be its IP.

We also account for the following product features in our IP- product specifications, engineering data, CAD models, CAD data, test plans, system-level interfaces, component-level interfaces, functional designs, and technical designs.

We have not applied for any patents or trademarks at this time, but may in the future.

Sweat Equity- We have invested time and money to develop a product that contains certain specific features, features that we consider novel in comparison to products that are currently available on the market.

We have spent 4 years in development, which we believe would cost many other companies upwards of $5M if they were to develop a product that is similar to what we are creating.

As such, we believe that our assets, IP, and sweat equity amount to a value of approximately $5M.

Success of Management:

CEO- Vasu Ayithi is an entrepreneur, and visionary with creative engineering and operational skills. Vasu has been highly successful in introducing new products, creating Centers of Excellence for Engineering & Operations for American corporations in both the US & India, product development, certifying and manufacturing products in the highly regulated aerospace & avionics sectors, and space product domains. Many remarkable products that Vasu has worked on are flying safely today across the globe.

Additionally, Vasu has created roadmaps, developed strategic plans and budgets, executed plans and teams, and developed products that are manufactured and certified to become real from concept to product. Further, Vasu has deployed several tools in engineering, operations, and manufacturing for CI, and improvements in efficiencies. Vasu is considered renowned in the engineering industry.

Chief Marketing & Sales Officer- Abraham Sarraf is an engineer with an unbeatable marketing and sales track record of over 25 years of introducing new products into regulated aerospace markets at various segments across the globe.

Additionally, Abraham has been a part of developing a network of global markets, creating, and owning a market share of over 70% in the product he was selling. With his approaches, strategies, and people connections, as well as customer market and sales creation, we believe Abraham is a valuable asset to our management team as our Chief Marketing & Sales Officer.

Christoph - Christoph Geppert is an industrial designer, with uncompromised tactics to bring sustainable products that address market current and future needs for various domains in various markets.

In conclusion, our Management team has a very successful track record of bringing new products to market at cost and maximizing profits over long periods of time.

Current Traction:

The 2nd functional, production quality marketable prototype is being built and getting ready for an anticipated launch in May of 2023. This event will introduce the product officially to the market and is projected to gain product launch booking sales.

Further, the Company is planning to develop and launch 2 variants of the same segment, and another product for different segments in 2023/2024. The motorcycle is our first segment, while scooters are our planned second, 3-wheelers and ATV-farm vehicles are our third segment.

Conclusion:

Based on the information above, the Company believes its $38,441,250 pre-money valuation is justified.

The Company has set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has not been calculated on a fully diluted basis. The Company only has 2 classes of Common Stock (Class A and Class B) authorized, with only Class A Common Stock outstanding. In making this calculation, we have assumed any shares reserved for issuance under an employee stock plan (957,500) have not been issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  27.0%
  We will use 26.7% of the funds raised for market and customer research, new product development and market testing.

- *Inventory*
  3.0%
  We will use 3% of the funds raised to purchase inventory for the Company's product in preparation of operations expansion and launch of the product.

- *Company Employment*
  17.5%
  We will use 17.5% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc. Wages to be commensurate with training, experience and position.

- *Working Capital*
  47.0%
  We will use 47% of the funds for working capital to cover expenses for the infrastructure, initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://taulotus.com (http://taulotus.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/taulotusinc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tau Lotus, Inc.

[See attached]

TAU LOTUS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

FINANCIAL STATEMENTS:

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Tau Lotus, Inc.
Cerritos, California

We have reviewed the accompanying financial statements of Tau Lotus, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 7, 2023
Los Angeles, California

TAU LOTUS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	24,160	$	3,185
Total Current Assets		**24,160**		**3,185**
Property and Equipment		57,186		-
Total Assets	$	**81,346**	$	**3,185**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	62,755	$	60,260
Total Current Liabilities		**62,755**		**60,260**
Total Liabilities		**62,755**		**60,260**
STOCKHOLDERS EQUITY				
Common Stock		1		1
Subscription Receivable		(36,917)		(36,917)
Additional Paid in Capital		499,999		399,999
Retained Earnings/(Accumulated Deficit)		(444,492)		(420,158)
Total Stockholders' Equity		**18,591**		**(57,075)**
Total Liabilities and Stockholders' Equity	$	**81,346**	$	**3,185**

See accompanying notes to financial statements.

TAU LOTUS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	24,310	20,904
Research and Development	-	18,962
Sales and Marketing	24	12
Total operating expenses	24,334	39,878
Operating Income/(Loss)	(24,334)	(39,878)
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(24,334)	(39,878)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (24,334)**	**$ (39,878)**

See accompanying notes to financial statements.

TAU LOTUS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

| (in , $US) | Common Stock | | Additional Paid In | Subscription | Retained earnings/ | Total Shareholder |
	Shares	Amount	Capital	Receivable	(Accumulated Deficit)	Equity
Balance—December 31, 2020	10,000	$ 1	$ 399,999	$ (47,763)	$ (380,280)	$ (28,043)
Contribution				10,846		10,846
Net income/(loss)					(39,878)	(39,878)
Balance—December 31, 2021	10,000	1	399,999	(36,917)	$ (420,158)	$ (57,075)
Issuance of Stock	50	0	100,000			100,000
Net income/(loss)					(24,334)	(24,334)
Balance—December 31, 2022	10,050	$ 1	$ 499,999	$ (36,917)	$ (444,492)	$ 18,591

See accompanying notes to financial statements.

TAU LOTUS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(24,334)	$	(39,878)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		-
Changes in operating assets and liabilities:				
Accounts Payable		2,495		29,858
Net cash provided/(used) by operating activities		**(21,839)**		**(10,020)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(57,186)		-
Net cash provided/(used) in investing activities		**(57,186)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		100,000		10,846
Net cash provided/(used) by financing activities		**100,000**		**10,846**
Change in Cash		20,975		826
Cash—beginning of year		3,185		2,359
Cash—end of year	**$**	**24,160**	**$**	**3,185**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Tau Lotus, Inc. was incorporated on June 19, 2018, in the state of Delaware. The financial statements of Tau Lotus, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cerritos, California.

The company 'Tau Lotus Inc" is engaged in providing products in Electric Vehicle product development to provide sustainable mobility solutions with cleaner air as priority, research for sustainable energy resources supply everywhere, and engineering solutions for water quality. This company is in its first phase of developing electric vehicles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Prototype Costs	1 year

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Tau Lotus, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

    1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

    2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

    3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from providing products in Electric Vehicle product development to provide sustainable mobility solutions.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $24 and $12, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 7, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Prototype Costs	$	57,186	$	-
Property and Equipment, at Cost		**57,186**		**-**
Accumulated depreciation		-		-
Property and Equipment, Net	$	**57,186**	$	**-**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 10,500 shares and 10,000 shares have been issued and are outstanding, respectively.

5. DEBT

The Company had no debt outstanding as of December 31, 2022.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(7,261)	$	(2,990)
Valuation Allowance		7,261		2,990
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(22,499)	$	(15,237)
Valuation Allowance		22,499		15,237
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $15,834, and the Company had state net operating loss ("NOL") carryforwards of approximately $6,665. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

There are no related party transactions.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through February 7, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $24,334, an operating cash flow loss of $21,839, and liquid assets in cash of $24,160, which is less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Tau Lotus Inc is not live or open to the public at this moment.

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INVEST IN TAU LOTUS INC TODAY!

Electric Motorcycles for a More Human Future

Tau Lotus, Inc. is on a mission to provide sustainable mobility solutions that support government initiatives for clean air and carbon emission reductions. We are endeavoring to...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

TAU LOTUS
*Images used in this video are in the prototype phase, our prototype is not currently available on the market

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST



- Our prototype incorporates swappable batteries for long-distance travel and cutting-edge security and safety features for a new highly efficient and affordable two-wheel EV option.
- As countries like India ban the use of gas-powered two-wheel transportation, we believe that the $51 billion ASEAN two-wheel vehicle market has a massive growing need for electric vehicles that are affordable to the average household.*
- Our lead engineers connected during their time working for one of the biggest aviation suppliers over their belief that entrepreneurship can solve the world's major problems. Now, our prototype is tested and complete, and we believe we are ready to





*Information from NITI Aayog (Source)

Invest Now
$4.50 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$346.50	$38.44M

THE PITCH

Wolfhound Motors is Tau Lotus's new urban mobility brand that is all about modern lifestyles, convenience, and reducing pollution. We believe that digital integration of mobile devices and our lives in the cloud with our vehicles is key to delivering the convenience we are all used to. The first electric vehicle we are planning to bring to market is the E18 R a full-blooded, powerful, electric motorbike.

At Tau Lotus, we are working to build an emission-free future for transportation with highly desirable, affordable, and efficient electric two-wheel vehicles. With easily swappable batteries to tackle even the strongest range anxiety for long-distance travel, and seamlessly integrated security and safety features, our goal is to provide a much-needed solution to the $51 billion ASEAN two-wheel transportation market. We have recently completed and tested our prototype, and plan to launch our commercial product in the first half of 2023. The Company is in the pre-revenue stage of development.

We believe we are building an

Emission-Free Future



for transportation

Creating the next generation of **EV mobility solutions** that fit the modern urban lifestyle.

*The above is a computer-generated rendering of a future product. The product is still currently under development and is not yet available on the market.

THE PROBLEM & OUR SOLUTION

Expanding Accessibility to Two-Wheel Electric Vehicles



We need alternative, two-wheel **Transportation Solutions**

For the majority of average households, increased gasoline prices and unaffordable electric-powered products are cost-prohibitive to purchasing two-wheel transportation solutions. Recently, the Indian government passed regulations to remove all gas-powered two-wheelers from the roads by 2030, creating a major need for affordable EV motorcycles (Source | Source).

| Gas is too **expensive** for average households | Current vehicle options are **bad for the environment** | Governments are cracking down with **regulations** |

Our affordable electric-powered motorcycles can provide higher load carrying transportation, long-range uninterrupted travel with the help of swappable batteries, and an enhanced rider experience with the help of completely integrated mobile devices, a built-in four-way camera system, a Bluetooth-integrated helmet, and keyless access. Once in-market, we plan to combine B2C and B2B sales strategies for the distribution of our motorcycles with subscription services (maintenance, repair, members community) as well as spare parts and accessories.



Our Wolfhound Motors **motorcycle** has plenty of power and range to cruise country roads or jammed streets on your commute to work.

130kmph
Rated top speed

Up to
200kms
range before battery swap

ABS and
Digital Integration

Our vehicle performs with full load at 45kmph at
33% gradient

The above is a computer-generated rendering of a future product. The product is still currently under development and is not yet available on the market.

THE MARKET & OUR TRACTION

A Completed Prototype Seeking to Define the Future of Transportation



A massive & growing
Market

1.8M
Two-wheelers sold per month

$51B
The global two-wheel market

130%
Annual EV market growth

Source | Source

**The average amount of 2-wheelers sold per month was calculated by averaging two-wheel sales from every December between 2018-2022.*

The global two-wheel sector is valued at approximately $51 billion, with an average 1.8 million two-wheelers sales per month (Source). Due to growing environmental concerns, the future of the market is trending towards electric power. Meanwhile, the EV market is trending towards two-wheelers at a rate of 130% (Source).

Successful R&D









**Images displayed in this graphic are in the prototype phase, our prototype is currently not available on the market.*

We have undertaken deep R&D in establishing functional requirements, and have developed 69 testing requirements for product safety and reliability. We have completed the development of our highly efficient battery system, integrated safety and security systems into the vehicle, and embedded IoT, monitoring metrics, and an integrated touchscreen dashboard connected to mobile phones and helmets. We plan to complete our production-level prototype for launch in early 2023.



Images used above are in the prototype phase, our prototype is not currently available on the market.

WHY INVEST

Bringing Eco-Friendly Mobility to Consumers



The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.

Our mission is to provide affordable, accessible mobility to the average household in an emission-free and sustainable way. Our completed prototype stands out in the market for its highly efficient battery system and design connectivity facilitating convenience, vehicle security, and rider safety. We plan to focus our initial launch in ASEAN and South Asia, and believe that our compliance with global legislation allows for global growth in the future. Join us to become a part of the renewable energy revolution.



NEAR-SILENT
ELECTRIC MOTORCYCLE
FOR ECO-CONSCIOUS
RIDERS

Images used above are in the prototype phase, our prototype is not currently available on the market.

ABOUT

HEADQUARTERS

**100 West Broadway, Suite 610
Long Beach , CA 90802**

WEBSITE

View Site ↗

Tau Lotus, Inc. is on a mission to provide sustainable mobility solutions that support government initiatives for clean air and carbon emission reductions. We are endeavoring to create outstanding electric-powered motorcycles with completely integrated features that fits into the modern urban lifestyle. We are currently perfecting our prototype and plan to go to market in 2023. The Company is in the pre-revenue stage of development.

TEAM



Vasu Ram Ayithi
CEO and President

Vasu Ram Ayithi (Vasu) recently worked in Aerospace, Space and Defense engineering operations for over 25 plus years. He is a visionary. Vasu invents and creates products in a business that displaces market as a game changer by delivering excellent customer experience with enormous returns on investment. Vasu has proven this with his past employers and in his own business platforms already.

Vasu presents rich engineering and business management expertise. His primary core strengths are building businesses, envisioning products, developing, and manufacturing with practical & lean principles approach. He has vast knowledge and experience in regulatory compliance needs, in product design & certification, manufacturing of various product segments.

He developed offshore engineering centers, manufacturing units, integrated with two aerospace corporations at global level, also been part of few mergers and acquisitions. Vasu holds patents in Aerospace products. Vasu also developed a software ERP level product, integrates SIOP.

Vasu is holding two master's degrees, one in Engineering (MS) and one in Global Business Management Administration (MBA) with his main BS in mechanical engineering stream.





Abraham Sarraf
Chief Marketing and Sales Officer

Abraham is co-founder of Tau Lotus and Wolfhound Motors. He is the Chief Marketing and Sales Officer, building on his wealth of experience in the world of aviation, rail and transportation. An engineer by training for over 30 years he has worked in business development and deal making. Abraham has lead teams for some of the biggest supplier companies in transportation as well as for dynamic niche specialists creating custom products and services for clients worldwide. Having a clear understanding of the technical challenges and the wider business goals, Abraham knows how to deliver solutions in challenging environments.

With a strong grasp of what makes businesses tick Abraham also co-owns a wine maker and distribution company in France, supplying the world of transportation – aviation, rail and cruise ships – with excellent wines in innovative and environmentally conscious packaging. Abraham has a bachelor's degree in mechanical engineering from Tecnológico de Monterrey in his native Mexico and a bachelor's degree in engineering and industrial management from Brigham Young University in the United States. Abraham has lived in the United States for almost 30 years being strongly invested in volunteering work for a children hospital and orphanage.





Christoph Geppert
Branding and Product Design Lead

For the last four years Christoph has been living his dream, combining his passion for design and sustainability in one single project. Since 2018 Christoph has been developing an electric motorbike for India. Starting with the entrepreneurial ambition of longstanding client Tau Lotus, he developed the definition of the strategy for both the business and the brand, the technology concept and industrial design for the motorbike, investor engagement and sustainability assessment.

From Christoph's early studies in management strategy and environmental economics at the University of St Andrews and in Münster, Germany in the early nineties, Christoph's desire to utilize design as a driving force to advance sustainability has been clear. After several years of working as a strategic consultant, Christoph's belief in design as a corporate tool for success was strengthened enough to study industrial design at Central St Martin's College in London. This lead to design projects for the next 20 years ranging from strategic definition and name development to product design and aircraft interiors, websites and many other brand experiences. Clients range from large corporates like Qualcomm, Sony PlayStation, Nokia and British Airways to startups and disruptors like ecoATM, Floreon, Catwalk Club and Spring Bank. Christoph latest quest for learning means he is IEMA certified for Carbon Management and GRI certified for Sustainability Reporting.

TERMS
Tau Lotus Inc

Overview

PRICE PER SHARE
$4.50

VALUATION
$38.44M

DEADLINE ⓘ
Aug 3, 2023

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$346.50

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,998

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
3,333

MAX NUMBER OF SHARES OFFERED
274,444

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 8% bonus shares.

Early Bird Bonus

Invest within the second week and receive 5% bonus shares.

Amount-Based:

Tier 1

Invest $1,000+ and receive 2% bonus shares.

Tier 2

Invest $2,500+ and receive 5% bonus shares.

Tier 3

Invest $5,000+ and receive 6% bonus shares.

Tier 4

Invest $10,000+ and receive 7% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Tau Lotus, Inc. ("Tau Lotus" or the "Company") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $4.50/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $450. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

PRESS

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REWARDS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
TAU LOTUS, INC.

The undersigned, Vasu Ram Ayithi, in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   The name of this Corporation is Tau Lotus, Inc. The original Certificate of Incorporation was filed with the Secretary of State of Delaware on June 19, 2018.

2.   This Amended and Restated Certificate of Incorporation, as set forth in the following resolution, has been approved by this Corporation's Board of Directors and stockholders and was duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law.

3.   The Certificate of Incorporation of this corporation is hereby restated and amended to read in its entirety as follows:

ARTICLE I: NAME.

The name of this corporation is Tau Lotus, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of this Corporation's registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle 199808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV: AUTHORIZED CAPITAL STOCK.

The total number of shares of all classes of stock that the Corporation has authority to issue is 10,000,000, all of which are Common Stock, $0.0001 per share (the "***Common Stock***"). 9,500,000 shares of Common Stock are designated as Class A Common Stock ("***Class A Common Stock***") and 500,000 shares of Common Stock are designated as Class B Common Stock ("***Class B Common Stock***").

Effective upon the filing (the "***Effective Time***") of this Certificate of Amendment with the Secretary of State of the State of Delaware, each one (1) share of the Corporation's Common Stock that is issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time, is and shall be subdivided and reclassified into eight hundred and fifty (850) fully paid, nonassessable shares of Class A Common Stock. The par value of all Common Stock shall remain $0.0001 per share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock of the Corporation ("***Old Certificates***") shall thereafter represent that number of shares of Class A Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been subdivided and reclassified as of the Effective Time. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the Corporation, and upon such surrender the Corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Certificate of Amendment.

Except as otherwise provided herein or as may otherwise be provided by applicable law, the holders of Common Stock shall have exclusively all rights of stockholders, including (i) the right to receive dividends, when and as declared by the Board of Directors out of assets legally available therefor, and (ii) in the event of any voluntary or involuntary distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation ("*Liquidation*"), the right to receive ratably and equally (based upon the number of shares of Common Stock held by such holders) all the assets and funds of the Corporation after payment or provision for payment of the debts and other liabilities of the Corporation. The Class A Common Stock and the Class B Common Stock shall together constitute a single class of shares of the capital stock of the Corporation for all purposes hereunder and with only the differences herein described. The number of authorized shares of any class or classes of capital stock of the Corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the Class A Common Stock.

A.   VOTING RIGHTS.

(a)   Class A Common Stock. Except as set forth herein or as otherwise required by law, each outstanding share of Class A Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by such holder. The Class A Common Stock shall possess full and complete voting power for the election of directors.

(b)   Class B Common Stock. Except as otherwise required by law, each outstanding share of Class B Common Stock shall not be entitled to vote on any matter on which the stockholders of the Corporation shall be entitled to vote, shall not be included in determining the number of shares voting or entitled to vote on any such matters, and shall not have the right to participate in any meeting of stockholders or to have notice thereof.

B.   DIVIDENDS AND DISTRIBUTIONS. Any dividend or distribution on the Common Stock shall be payable only on the shares of Class A Common Stock, and no dividend or distribution shall be made on the shares of Class B Common Stock. In the case of dividends or distributions payable in shares of Common Stock of the Corporation, or options, warrants or rights to acquire shares of such Common Stock, or Securities convertible into or exchangeable for shares of such Common Stock, the shares, options, warrants, rights or Securities so payable shall be payable in shares of, or options, warrants or rights to acquire, or Securities convertible into or exchangeable for, Common Stock of the same class upon which the dividend or distribution is being paid.

C.   LIQUIDATION. In the event of the occurrence of a Liquidation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Class A Common Stock and Class B Common Stock shall be entitled to share ratably (based on the number of shares of Common Stock held by each such holder), share and share alike, in the remaining net assets of the Corporation.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VI: BOARD POWER REGARDING BYLAWS.

In furtherance and not in limitation of the powers conferred by statute, the Corporation's Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the Corporation (the "*Bylaws*").

ARTICLE VII: DIRECTOR LIABILITY.

A.   LIMITATION.   To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION.   To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION.   Any amendment, repeal, or modification of the foregoing provisions of this Article VII will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

*   *   *

The undersigned, declare under penalty of perjury under the laws of the State of Delaware that the facts set out in the foregoing Certificate are true of their own knowledge and that the foregoing Certificate has been duly adopted by this Corporation's Board of Directors and stockholders in accordance with the General Corporations Law of the State of Delaware.

Executed at _____Cerritos_____, California, on January 27__, 2023.

By _____
     Vasu Ram Ayithi
     President



By Abraham Sarraf (Jan 28, 2023 12:05 CST)
_____
     Abraham Sarraf
     Secretary

Amended and Restated Certificate of Incorporation (Tau Lotus Inc)

Final Audit Report   2023-01-28

Created:	2023-01-27
By:	Vasu Ayithi (vasu.ayithi@taulotus.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAYTjM-A5jj9aJzHOZRCG7dkrR4ju7OcgP

"Amended and Restated Certificate of Incorporation (Tau Lotus Inc)" History

 Document created by Vasu Ayithi (vasu.ayithi@taulotus.com)
2023-01-27 - 11:44:41 PM GMT- IP address: 47.148.123.10

 Document emailed to abraham.sarraf@taulotus.com for signature
2023-01-27 - 11:45:17 PM GMT

 Email viewed by abraham.sarraf@taulotus.com
2023-01-28 - 6:04:28 PM GMT- IP address: 107.77.219.96

 Signer abraham.sarraf@taulotus.com entered name at signing as Abraham Sarraf
2023-01-28 - 6:05:25 PM GMT- IP address: 107.77.219.96

 Document e-signed by Abraham Sarraf (abraham.sarraf@taulotus.com)
Signature Date: 2023-01-28 - 6:05:27 PM GMT - Time Source: server- IP address: 107.77.219.96

 Agreement completed.
2023-01-28 - 6:05:27 PM GMT

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